Exhibit 99.1

This document is a free translation of the Portuguese original.

In case of differences, the Portuguese version shall prevail.

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

CNPJ/ME No. 00.657.661/0001-94

NIRE 35.300.340.604

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 19, 2022

1.	DATE, TIME, AND PLACE: On December 19, 2022, at 8:30 A.M., at the headquarters of Superbac Biotechnology Solutions S.A., located in the city of Cotia, State of São Paulo, at Rua Santa Mônica, No. 1,025, Parque Industrial San José, CEP 06715-865 (“Company”).

2.	CALL NOTICE: The notice of meeting was published in the Folha de São Paulo newspaper, printed and digital, in the editions dated 3rd (pages A27), 4th (pages A22), and 5th (pages A14) of December 2022, as well as by sending personal letters to shareholders, as provided for in article 8 of the Company's bylaws.

3.	ATTENDANCE: The shareholders representing 67.15% of the Company's voting capital stock were present, according to the signatures affixed in the Shareholders' Attendance Book. Also in attendance were the Company’s officers, Messrs. Mozart Fogaça Júnior, Mr. Giuliano Pauli and Mr. Wilson Ernesto da Silva, and the representative of the independent auditors – Grant Thorton Brasil - Mr. José Eduardo Moreira Rocha, registered with the Regional Accounting Council of the State of São Paulo (Conselho Regional de Contabilidade do Estado de São Paulo) under no. 1SP-329.826/O-0, in accordance with article 134, paragraph 1, Law no. 6.404/76, as amended (“Brazilian Corporate Law”).

4.	LEGAL PUBLICATIONS: The Company’s financial statements, accompanied by the independent auditors’ report prepared by Grant Thornton Brasil Ltda., relating to the fiscal year ending December 31, 2021, were published in the newspaper “Folha de São Paulo” in its printed edition of November 5, 2022 (pages A23 to A26) and on its digital edition on the same date.

5.	DISCLOSURES: Other documents pertinent to the matters included in the agenda, including the management manual and proposal for the annual and extraordinary general meeting, were sent to shareholders, and made available to them at the Company's headquarters.

6.	BOARD: The shareholders present chose, unanimously and without reservations, Mr. Luiz Augusto Chacon de Freitas Filho to act as Chairman of the Meeting, who invited Mrs. Claudinéia Barbosa dos Santos to act as secretary.

7.	READING DOCUMENTS DISMISSED: The reading of the documents related to the agenda of the general meeting was unanimously waived once such documents are fully known by the shareholders.

8.	MINUTES IN SUMMARY FORM: These minutes were authorized to be drawn up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of article 130 of the Brazilian Corporate Law.

9.	AGENDA: To resolve on:

At the annual general meeting:

(i)	review the management accounts, examine, discuss and approve the Company's financial statements for the fiscal year ended December 31, 2021, accompanied by the independent auditors’ report;

(ii)	the allocation of the result for the fiscal year that ended on December 31, 2021; and

(iii)	set the global remuneration of the Company’s managers for the 2022 fiscal year.

At the extraordinary general meeting:

(i)	the ratification of the Company’s execution of the First Amendment Agreement to Business Combination Agreement, entered into among the Company, SUPERBAC PubCo Holdings Inc. ("PubCo"), XPAC Acquisition Corp. ("XPAC"), BAC1 Holdings Inc. (“BAC 1”) and BAC2 Holdings Inc. (“BAC 2”);

(ii)	the approval of the proposal with the terms and conditions for the execution of a non-convertible debt issuance transaction in the amount of US$50,000,000.00 (fifty million US dollars) to be converted into Brazilian reais, with the provision of collateral and/or guarantees, as the case may be, involving the Company's wholly owned subsidiary, Superbac Indústria e Comércio de Fertilizantes S.A., a corporation, enrolled in the National Register of Legal Entities (CNPJ/ME) under No. 02.599.378/0001-89, headquartered in the city of Mandaguari, State of Paraná, at Estrada São Pedro, 685, Gleba Ribeirão Vitória, Zip Code 86975-00 ("Superbac Fertilizantes"), as issuer, and Banco Modal S.A., a financial institution headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, acting through its branch in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubistchek, No. 1,455, 3rd Floor, Vila Nova Conceição, CEP 04543-011, enrolled with the CNPJ/ME under No. 30.723.886/0002-43 ("Banco Modal"), as coordinator, and the Company, as guarantor, and other parties;

(iii)	the provision, by the Company and/or Superbac Fertilizantes, as the case may be, of real and/or fiduciary guarantees, by means of fiduciary alienation of real estate and/or fiduciary assignment of credit rights, as the case may be; and

(iv)	the authorization for the Company and/or Superbac Fertilizantes, as the case may be, to perform any and all acts necessary for the formalization and execution of the above resolutions.

10.	RESOLUTIONS: After analyzing and discussing the matters on the agenda, as well as the related documents, the shareholders present deliberated, with the abstention of certain shareholders specified below, unanimously and without any restrictions:

At the annual general meeting:

(i)	approve, with the abstention of those legally impeded, the management accounts, as well as the Company's financial statements, for the fiscal year ending December 31, 2021;

(ii)	approve the allocation of the result of the fiscal year ending December 31, 2021, which was a loss in the amount of R$36,737,598.92 (thirty-six million, seven hundred and thirty-seven thousand, five hundred and ninety-eight reais and ninety-two cents), to be allocated to the Company's accumulated losses account; and

(iii)	ratify, with the abstention of the shareholder FIPECq - Fundação de Previdência Complementar dos Empregados ou Servidores da Finep, do Ipea, do Cnpq, do Inpe e do Inpa ("FIPECq"), the amount of the annual global compensation of the Company's managers for the fiscal year 2022 of R$11,856,361.00 (eleven million, eight hundred and fifty-six thousand, three hundred and sixty-one reais), including fixed and variable compensation.

At the extraordinary general meeting:

(i)	ratify, with the abstention of the shareholder FIPECq, the execution, by the Company, of the First Amendment Agreement to Business Combination Agreement, signed between the Company, SUPERBAC PubCo Holdings Inc. (“PubCo”), XPAC Acquisition Corp. (“XPAC”), BAC1 Holdings Inc. (“BAC1”) and BAC2 Holdings Inc. (“BAC2”), on April 25, 2022, given that the First Amendment Agreement was signed on December 2, 2022, as detailed in the management proposal;

(ii)	approve, with the abstention of the shareholder FIPECq, the proposal with the terms and conditions for a non-convertible debt issuance transaction in the amount corresponding to US$ 50,000. 000.00 (fifty million US dollars) to be converted into Brazilian reais prior to the payment date, with a maturity of up to 5 (five) years, semi-annual amortization, remuneration interest equivalent to the DI Rate, plus a spread of up to 4.95% (four point ninety-five percent) per annum, with the provision of collateral and/or guarantees, as the case may be, involving the Company's wholly-owned subsidiary, Superbac Fertilizantes, as issuer, Banco Modal S.A., as coordinator, the Company, as guarantor, and TRUE SECURITIZADORA S.A., enrolled with the CNPJ/ME under no. 12.130.744/0001-00 ("True" or "Debenture Holder"), as debenture holder, which will not be subject to registration with the Brazilian Securities and Exchange Commission ("CVM");

(iii)	approve, with the abstention of the shareholder FIPECq, the execution of the documents necessary for the contracting of the Financing (including the Indenture) by the Company and Superbac Fertilizantes;

(iv)	approve, with the abstention of the shareholder FIPECq, the provision, by the Company and/or Superbac Fertilizantes, as the case may be, of the following collateral and/or guarantees:

(a)	Fiduciary Assignment of Credit Rights (Cessão Fiduciária de Direitos Creditórios). Fiduciary assignment ("Fiduciary Assignment of Credit Rights"), to be granted by Superbac Fertilizantes, of: (a.1 ) all credit rights, principal and accessory, present and future, held by Superbac Fertilizantes arising from the sale of fertilizers, among other products, including, without limitation, any and all amounts, such as fines, contractual charges, interest and other penalties that are or may become due to Superbac Fertilizantes, as well as any and all rights, privileges, preferences, prerogatives and actions related to such credit rights ("Credit Rights"), which shall be paid in the manner to be set forth in the Indenture; and (a. 2 ) all the rights of Superbac Fertilizantes against (i) the depositary bank to be provided for in the Indenture ("Depositary Bank"), in relation to the ownership of the current account owned by Superbac Fertilizantes opened with the Depositary Bank for purposes of the issuance, pursuant to the Indenture ("Escrow Account"), as well as all resources, assets and financial investments existing or made from time to time with the resources deposited in and/or linked to the Escrow Account, and (ii) Banco Modal S.A. ("Modal") with respect to the ownership of the linked account held by Superbac Fertilizantes opened with Modal ("Linked Payment Account"), as well as all resources, assets and financial investments existing or made from time to time with the resources deposited in and/or linked to the Linked Payment Account ("Creditor Rights Accounts" and, together with the "Credit Rights", the "Total Credit Rights"), under the terms of the "Private Instrument of Fiduciary Assignment Agreement of Credit Rights in Guarantee, Account Management and Other Covenants" ("Fiduciary Assignment Agreement");

(b)	Fiduciary Alienation of Real Estate (Alienação Fiduciária de Imóveis). A fiduciary alienation, to be granted by Superbac Fertilizantes, of the property Fazenda Tangará, located in the city of Tangará da Serra, State of Mato Grosso, with an area of approximately 8,502.80 hectares, registered in the Real Estate Registry Office of Tangará da Serra under enrollment numbers 38. 557, 38.509, 38.515, 37.800, 38.507, 38.533 and 37.923 ("Real Estate Alienation" and, when jointly with the Fiduciary Assignment of Credit Rights, "Collateral"), to be constituted under the terms of the "Instrumento Particular de Contrato de Alienação Fiduciária de Imóveis em Garantia" ("Real Estate Fiduciary Alienation Agreement" and "Real Estate Fiduciary Alienation", respectively); and

(c)	Guarantee (Fiança). The Debentures will be guaranteed by a guarantee granted by the Company, acting as Guarantor and principal payer ("Guarantee" and, when mentioned together with the Collateral, the "Collateral and Guarantees"), and the Bond hereby approved is granted with express waiver of the benefits of order, rights and release powers of any nature provided for in articles 333, sole paragraph, 364, 366, 368, 371, 821, 824, 827, 829, 830, 834, 835, 837, 838 and 839 of the Civil Code, and articles 130 and 794 of the Code of Civil Procedure, and in article 794 of Law no. 13. 105 of March 16, 2015, as amended.

(v)	authorize the Company and Superbac Fertilizantes, as the case may be, to perform any and all necessary acts, execute all necessary documents ("Transaction Documents"), take all actions and adopt all measures required to formalize the Financing (and the issuance of Debentures) and to implement the above resolutions, including, without limitation: (a) the hiring of the service providers related to the issuance of Debentures, such as legal and financial advisors, among others, setting their respective remunerations or fees, as the case may be; (b) the negotiation of the final terms and conditions of the documents that will govern the issuance of the Debentures, including the statements and obligations of the Issuer and the Company, events of default and conditions of early maturity of the Debentures; (c) the execution of any and all instruments and the practice of any and all acts necessary for the consummation of the issuance of the Debentures and the provision of the Collateral and Guarantees, including, without limitation, the Indenture, the Real Estate Fiduciary Alienation Agreement, the Receivables Fiduciary Assignment Agreement, the Distribution Agreement, the Securitization Agreement, the Escrow Account Agreement the Bound Account Agreement and any other Documents of the Operation, as well as any amendments to the instruments executed, and for such purpose it may negotiate and define the specific terms and conditions of the issuance of the Debentures and of the provision of Collateral and Guarantees or of any future amendments that were not object of specific approval of this Ordinary and Extraordinary General Meeting; (d) to perform any and all acts necessary to provide a fiduciary guarantee in connection with the issuance of the Debentures, as well as to sign any documents related to the Indenture, including public and private instruments necessary to grant the guarantee authorized herein; and (e) to authorize and ratify, with due regard for the limits set forth in the Bylaws of the Company and/or Superbac Fertilizantes and in applicable law, any and all acts performed by the officers and attorneys-in-fact of the Company and/or Superbac Fertilizantes necessary to implement the resolutions hereby approved, including to establish the definitive dates for issuance, maturity, amortization and payment of remuneration of the Debentures in the Indenture, based on the times established in the above resolutions, as well as to negotiate and sign any documents, amendments and guarantees related to the issuance of the Debentures.

11.       CLOSURE: There being no further business to discuss, these minutes were drawn up, read, approved, and signed by those present.